UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-41715

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Beneficient

Full Name of Registrant

The Beneficient Company Group, L.P.

Former Name if Applicable

325 N. Saint Paul Street, Suite 4850

Address of Principal Executive Office (Street and Number)

Dallas, TX 75201

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Beneficient (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the “Quarterly Report”). The Company has determined that it is unable to file the Quarterly Report within the initially prescribed time period without unreasonable effort or expense.

As previously disclosed, on June 19, 2025, the Company’s former Chief Executive Officer, Brad Heppner, resigned, effective immediately, following a request from the Company’s counsel, acting at the direction of the Audit Committee of the Board of Directors of the Company, for Mr. Heppner to sit for a formal interview regarding, among other things, his knowledge of certain documents and information concerning Mr. Heppner’s relationship to a related entity provided to the Company’s auditors in 2019, which request Mr. Heppner refused. As also previously disclosed, the Company was unable to timely file its Annual Report on Form 10-K for the fiscal year ended March 31, 2025 (the “Annual Report”) because additional time was needed to (i) allow the Company to compile and analyze supporting documentation in order to complete the Annual Report, (ii) permit the Company’s independent registered public accounting firm to complete its audit of the financial statements included in the Annual Report, and (iii) allow the Company time to identify and appoint an Interim Chief Executive Officer and provide such person sufficient time to review the Annual Report and complete the required certifications in advance of filing the Annual Report. As previously reported, on July 20, 2025, the Board of Directors (the “Board”) of the Company appointed James G. Silk as interim Chief Executive Officer, effective immediately. Mr. Silk has more than 20 years of experience in the financial services industry and previously served as Executive Vice President and Chief Legal Officer of the Company, overseeing the Company’s operations, underwriting, risk, and legal groups, from January 2020 until May 2024. He also served as a member of the Board from January 2020 until May 2024. The foregoing actions described in clauses (i) and (ii) are continuing and the Company has been unable to complete and file its Annual Report. As a result, additional time is needed for the filing of the Quarterly Report to (i) allow the Company to complete the foregoing actions and to file its Annual Report, and (ii) complete and finalize the Quarterly Report following the completion and filing of the Annual Report.

The Company currently intends to file the Quarterly Report promptly following the filing of the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gregory W. Ezell	214	445-4700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended March 31, 2025

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company has not completed the compilation and analysis of supporting documentation and the audit procedures described in Part III above for the Annual Report nor the accounting for the fiscal quarter ended June 30, 2025, and therefore is unable to provide a reasonable estimate of the anticipated change in results of operations for the corresponding period for the last fiscal year.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Annual Report and Quarterly Report, completion of the quarter-end financial statement review and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements for the fiscal period ended June 30, 2025, and the timing, form and content of the Quarterly Report are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Beneficient

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 19, 2025	By:	/s/ Gregory W. Ezell
Gregory W. Ezell
Chief Financial Officer